UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
 FORM 11-K
 ______________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number 1-14379
__________________________________________

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

CONVERGYS CORPORATION
201 East Fourth Street
Cincinnati, Ohio 45202

Convergys Corporation Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Convergys Employee Benefits Committee of the Convergys Corporation
Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Convergys Corporation Retirement and Savings Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ Moore, Colson & Company, P.C.
Marietta, Georgia
June 25, 2015

Convergys Corporation Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2014	2013
Assets
Investments	$425,107,336	$438,472,110

Receivables:
Participant contributions	592,792	278,586
Employer contributions	269,781	121,354
Notes receivable from participants	7,111,080	7,531,708
Other assets	1,050	5,585
Total assets	433,082,039	446,409,343

Liabilities
Excess contributions payable	—	2,492,431
Total liabilities	—	2,492,431

Net assets reflecting investments at fair value	433,082,039	443,916,912
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(388,201)	(401,806)
Net assets available for benefits	$432,693,838	$443,515,106

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2014	2013
Additions:
Participant contributions	$13,738,973	$11,900,749
Employer contributions	6,697,647	4,998,500
Rollover contributions	676,194	919,952
Dividend, interest, and other income	19,934,658	13,679,489
Net appreciation in fair market value of investments	6,526,243	71,460,428
Interest income on notes receivable from participants	304,934	346,436
Total additions	47,878,649	103,305,554

Deductions:
Benefits paid to participants	58,577,979	70,702,203
Administrative expenses	121,938	99,735
Total deductions	58,699,917	70,801,938

Net (decrease) increase	(10,821,268)	32,503,616
Net assets available for benefits at beginning of year	443,515,106	411,011,490
Net assets available for benefits at end of year	$432,693,838	$443,515,106

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1. Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan's provisions. Convergys Corporation (the Company) is the Plan Sponsor.
General
The Plan is a defined contribution plan available to all eligible employees who are twenty-one years of age or older of Convergys and related companies (a Participating Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Convergys Employee Benefits Committee (the Committee) is responsible for the general administration of the Plan. Fidelity Management Trust Company (FMTC) is the trustee of and recordkeeper for the Plan.
Contributions
Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the Plan and set by the Committee. Participants may also rollover qualified distributions from other defined benefit or defined contribution plans. Each participant has the discretion to choose from a variety of mutual funds and common/collective trusts offered under the standard investment plan and can change their investment options on a daily basis. Participants also have the option to create a self-directed brokerage account and invest their contributions in securities not offered under the standard investment plan. The self-directed brokerage account allows plan participants to invest in a wide array of securities, mainly registered investment companies and common stock, beyond those offered under the standard plan offering. On January 1, 2014, the plan was amended to allow Convergys to contribute an employer match equal to 100% of the first 3% and 50% of the next 2% of eligible compensation deferred by the participant, provided that the participant has completed at least 1,000 hours of service during the 12-month period beginning on the date of first employment by Convergys. Prior to January 1, 2014, Convergys provided a match equal to 100% of the first 3% of eligible compensation deferred by the participant. Following this amendment, the Plan utilizes a safe harbor design under Section 401(K)(12) of the IRC. The matching Participating Company contributions are invested in the same investment options as the participants' elective contributions.
Participants age 50 and older (and those who will turn age 50 by December 31 of a given plan year), may take advantage of catch up contributions under the Internal Revenue Code (the Code). If age 50 or older, participants may save an additional 1% to 50% of pay, subject to Internal Revenue Code limits.
Participant Accounts
Each participant's account is credited with the participant's contribution and the Participating Company contributions and allocations of plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Administrative Expenses
Certain costs and expenses of administering the Plan are paid by the Company except for fees paid to the investment managers from their respective funds and certain fees paid directly by the participants.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested immediately in the Participating Company contribution portion of their accounts plus actual earnings thereon.
Participant Loans
Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 1% at the time the loan is initiated. Loans generally must be repaid within five years, unless the participant ceases to be an employee of a Participating Company, at which point any outstanding loan becomes immediately due and payable.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits
Distribution of a participant's vested account balance is made in one lump-sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability, or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.
Company Stock Fund
The Plan invests in common stock of the Company through its Convergys Corporation Shares Fund. The Company has implemented a dividend pass through election for its participants.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2014 for the plan year ended December 31, 2013. There were no excess contributions payable for the plan year ended December 31, 2014.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to the fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value includes the Plan's gains (losses) on investments bought and sold, as well as held during the year.
The Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)
initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any such event that would limit the Plan's ability to transact at contract value with participants is probable of occurring.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
3. Investments
During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2014	2013
Net realized and unrealized appreciation in fair value of investments:
Shares of registered investment companies	$(1,941,035)	$46,274,036
Common/collective trusts	8,878,559	18,107,157
Common stock	(408,470)	6,780,438
Other	(2,811)	298,797
	$6,526,243	$71,460,428
The following presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31 as follows:

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

	2014	2013
Common Stock:
Convergys Corporation Shares Fund	$21,774,945	$25,821,968
Investments in shares of registered investment companies:
MFS Value R4	24,286,679	24,570,924
Fidelity Growth Company Fund	44,113,330	41,467,239
PIMCO Total Return Fund	(a)	23,973,984
AF Europac Growth R4	25,243,189	29,760,564
Rainier Small/Mid Cap I	(a)	23,018,728
Hotchkis & Wiley Mid Cap Value I Fund	21,697,675	(a)
Common/Collective Trust Funds:
NTGI SP500 Equity Index	70,809,212	69,268,294
Fidelity Managed Income Portfolio II (at contract value)*	26,584,255	28,142,849
* The fair value of the Plan's investment in this investment was $26,972,456 and $28,544,655 at December 31, 2014 and 2013, respectively.
(a) Investment is less than 5%.
4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

◦	Quoted prices for similar assets and liabilities in active markets

◦	Quoted prices for identical or similar assets or liabilities in markets that are not active

◦	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

◦	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include managements own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following is a description of the valuation methods used for assets measured at fair value. There have been no significant changes in methodologies used at December 31, 2014, as compared to December 31, 2013.

•	Registered investment companies: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

•	Interest-bearing cash: The carrying value approximates fair value.

•
Common/collective trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV's unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds.

•
Common stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•
Self-directed brokerage accounts: The self-directed brokerage account allows participants to invest in a wide array of securities. Participants can invest their plan assets in individual securities such as mutual funds, individual stocks and debt securities. The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•
Other investments: Consist of investments in U.S. Government Securities, Corporate Debt Securities, Preferred Stocks, and Call Options. The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2014
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies:
Lifecycle Funds	$76,618,466	$76,618,466	$—	$—
Bond/Fixed Income	30,256,939	30,256,939	—	—
Balanced/Hybrid	17,651,341	17,651,341	—	—
Domestic Equity	128,940,267	128,940,267	—	—
International	25,243,189	25,243,189	—	—
Common/collective trusts:
Stable Value (a)	26,972,456	—	26,972,456	—
Fixed income (b)	1,361,614	—	1,361,614	—
Domestic Equity (c)	72,389,478	—	72,389,478	—
International (d)	1,445,121	—	1,445,121	—
Self-directed Brokerage Accounts:
Cash	5,059,874	5,059,874	—	—
Registered investment companies:
External Fund	3,474,967	3,474,967	—	—
Fidelity Fund	1,778,105	1,778,105	—	—
Common Stock	10,852,769	10,852,769	—	—
Other	458,318	458,318	—	—
Interest-bearing cash	22,753	22,753	—	—
Common Stock of the Company	21,776,443	21,776,443	—	—
Common Stock - Telecommunications	805,236	805,236	—	—
Total Investments	$425,107,336	$322,938,667	$102,168,669	$—

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	2013
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies:
Lifecycle Funds	$75,384,484	$75,384,484	$—	$—
Bond/Fixed Income	34,308,894	34,308,894	—	—
Balanced/Hybrid	17,653,614	17,653,614	—	—
Domestic Equity	134,193,403	134,193,403	—	—
International	29,760,564	29,760,564	—	—
Common/collective trusts:
Stable Value (a)	28,544,655	—	28,544,655	—
Fixed Income (b)	782,615	—	782,615	—
Domestic Equity (c)	70,376,495	—	70,376,495	—
International (d)	1,049,881	—	1,049,881	—
Self-directed Brokerage Accounts:
Cash	5,642,047	5,642,047	—	—
Registered investment companies:
External Fund	2,987,360	2,987,360	—	—
Fidelity Fund	1,248,514	1,248,514	—	—
Common Stock	9,322,327	9,322,327	—	—
Other	334,362	334,362	—	—
Interest-bearing cash	32,798	32,798	—	—
Common Stock of the Company	25,823,480	25,823,480	—	—
Common Stock - Telecommunications	1,026,617	1,026,617	—	—
Total Investments	$438,472,110	$337,718,464	$100,753,646	$—
(a) This category includes the Fidelity Managed Income Portfolio II. The fund's investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. The fund primarily invests in assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer to the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.

(b) This category includes the Northern Trust Global Investments (NTGI) Aggregate Bond Index, which invests in U.S. government and agency securities, municipal bonds, and corporate notes and bonds. The primary objective of this fund is to hold a portfolio representative of the overall United States bond and debt market, as characterized by the Barclays U.S. Capital Aggregate Bond Index.
(c) This category includes the NTGI Russell 2000 Equity Index and the NTGI S&P 500 Equity Index, which invests in both small and large cap domestic equity securities. These funds seek to duplicate the investment composition and overall performance of the stocks included in the Russell 2000 Index and the S&P 500 Index, respectively.
(d) This category includes the NTGI Collective EAFE Index, which seeks to outperform the Morgan Stanley Capital International, Inc. (MSCI) Europe, Australia, and Far East Index (EAFE) by investing in internationally based companies listed on U.S. exchanges with the potential for significantly higher growth.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Related Party Transactions
Certain Plan investments are shares of mutual funds and common/collective trust managed by Fidelity Investments, a related company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by Convergys. The Company serves as the Plan Sponsor and the Plan does hold common stock in the Plan Sponsor.
6. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 18, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code or IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions, and in November 2012, the IRS started an audit of the 2009 and 2010 plan years. This audit concluded in July 2014 and there were no audit findings communicated by the IRS to Plan Management. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.
7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
8. Plan Termination
Although Convergys has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participant's accounts will be distributed per the terms of the Plan Document.
9. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$432,693,838	$443,515,106
Amounts allocated to withdrawn participants	(394,462)	(206,943)
Adjustment from fair value to contract value for fully benefit-responsive investment contract	388,201	401,806
Net assets available for benefits per Form 5500	$432,687,577	$443,709,969

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

9. Differences Between Financial Statements and Form 5500 (continued)
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2014:

Benefits paid to participants per the financial statements	$58,577,979
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2014	394,462
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2013	206,943
Benefits paid to participants per the Form 5500	$58,765,498
Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid.
The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2014:

Total additions per the financial statements	$47,878,649
Add: Adjustment from fair value contract value for fully benefit-responsive investment contract at December 31, 2014	388,201
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract at December 31, 2013	401,806
Total income per the Form 5500	$47,865,044
10. Subsequent Event
On March 3, 2014, Convergys completed its acquisition of SGS Holdings, Inc. (Stream), a global customer management leader, providing technical support, customer care and sales, for Fortune 1000 companies. Effective January 1, 2015, the Plan was amended to include Stream as a Participating Company of the Plan.

Supplemental Schedule

Convergys Corporation Retirement and Savings Plan

EIN #31-1598292 Plan #002

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2014

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value		Current Value

Common Stock
*Convergys Corporation Shares Fund	1,068,971	shares	$21,774,945
Cincinnati Bell Shares Fund	252,100	shares	804,200
Stock Purchase Account			2,534
			22,581,679
Registered Investment Companies
*Fidelity Cash Reserve Fund	22,753	shares	22,753
*Fidelity Freedom 2005 Fund	9,190	shares	110,183
*Fidelity Freedom 2010 Fund	149,668	shares	2,303,394
*Fidelity Freedom 2015 Fund	217,203	shares	2,738,929
*Fidelity Freedom 2020 Fund	757,192	shares	11,630,470
*Fidelity Freedom 2025 Fund	876,997	shares	11,523,738
*Fidelity Freedom 2030 Fund	946,148	shares	15,261,372
*Fidelity Freedom 2035 Fund	828,312	shares	10,983,420
*Fidelity Freedom 2040 Fund	1,103,031	shares	10,302,314
*Fidelity Freedom 2045 Fund	517,344	shares	5,437,286
*Fidelity Freedom 2050 Fund	295,781	shares	3,126,401
*Fidelity Freedom 2055 Fund	65,061	shares	760,562
*Fidelity Freedom Income Fund	210,742	shares	2,440,397
*Fidelity Growth Company Fund	334,471	shares	44,113,330
*Fidelity High Income Fund	1,049,930	shares	9,344,380
*Fidelity Puritan Fund	821,375	shares	17,651,341
Hotchkis & Wiley Mid Cap Value I Fund	528,181	shares	21,697,675
MS Small Company Growth Portfolio B Fund	581,260	shares	9,596,603
PIMCO Total Return Fund	1,961,779	shares	20,912,559
Rainier Small/Mid Cap I	458,646	shares	20,313,436
Royce Total Return Fund	606,007	shares	8,932,544
MFS Value R4	695,097	shares	24,286,679
AF Europac Growth R4	545,681	shares	25,243,189
			278,732,955
Common/Collective Trust Funds
*Fidelity Managed Income Portfolio II	26,584,255	units	26,972,456
NTGI COLL EAFE Index	10,973	units	1,445,121
NTGI RUS 2000 Equity Index	8,265	units	1,580,266
NTGI AGGR Bond Index	11,575	units	1,361,614
NTGI SP500 Equity Index	256,872	units	70,809,212
			102,168,669
Other Investments
Participant Self-Directed Brokerage Accounts			21,624,033
Investments at Fair Value			425,107,336

Convergys Corporation Retirement and Savings Plan

EIN #31-1598292 Plan #002

Schedule H, Line 4i - Schedule of Assets (continued)
(Held at End of Year)

December 31, 2014

Loans
*Participant loans	Varying maturity dates with interest rates ranging from 4.25% to 10.50%	7,111,080

Total investments		$432,218,416

*Indicates parties-in-interest to the Plan.

Cost is not required as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

By:	/s/ Taylor C. Greenwald
Taylor C. Greenwald
Senior Vice President and Controller

June 25, 2015